Exhibit 99.1

Enthusiast Gaming Announces Record Unique Visitor Traffic in the United States

U.S. Unique Visitors grow to 47.8 million in October 2021

Ranked second in overall Games category, between Twitch and Roblox

Rises five spots in the Top 100 Internet Properties ranking

TORONTO, Nov. 18, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX: EGLX), a media and content platform for video game and esports fans to connect and engage, today announced that Unique Visitor traffic to its digital media property in the United States reached an all-time high in October 2021, based on recent digital media ratings from Comscore, a leading independent third-party measurement firm.

The Enthusiast Gaming digital media property reached 47.8 million U.S. Unique Visitors for the month of October (Comscore Media Metrix®, Desktop 2+, Mobile 13+, October 2021, U.S.). The metric does not include additional under-18 mobile video traffic to the Company’s property, or viewership in the Company’s esports and entertainment division, including viewership of Luminosity Gaming. Enthusiast Gaming ranks between streaming platform Twitch, and game platform Roblox, as a top property in the overall Games category, which includes Gaming Information and Online Gaming sites. Enthusiast Gaming is the largest property in the group focused on gaming media, and its traffic is now more than double that of any other media- focused property:

Top Gaming Properties in the United States

		Unique Visitors (000)
1	TWITCH.TV	66,810
2	Enthusiast Gaming	47,836
3	ROBLOX.COM	39,925
4	Zynga	27,594
5	Activision Blizzard	24,966
6	IGN Entertainment	23,205

Source: Comscore Media Metrix®, Games, Desktop 2+ Mobile 13+, October 2021, U.S.

Since July 2021, Enthusiast Gaming has moved up five additional spots on Comscore’s Top 100 Properties ranking of the largest Internet properties in the United States across all categories. The Company has now climbed a total of nine spots over the past year, from 95 to 86, in this ranking of overall Internet traffic (Comscore Media Metrix®, Desktop 2+, Mobile 13+, November 2020, July 2021, October 2021, U.S.).

“This Comscore data shows the continued growth and attractiveness of our platforms to the coveted U.S. Gen Z and Millennial audience,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “Gaming continues to take a greater share of overall Internet traffic, and we are proud to be next to companies like Twitch and Roblox in taking a greater share of overall gaming traffic.”

About Enthusiast Gaming

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Ashley Stanhope, Provident Communications
ashley@providentcomms.com

416-303-1498

Forward Looking Statements

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.